UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           PEAK INTERNATIONAL LIMITED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   G69586108
                                 (CUSIP Number)

                                  Guy W. Adams
                            GWA Capital Partners LLC
                         55 South Lake Avenue, Suite 720
                           Pasadena, California 91101
                                 (626) 486-0350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 12, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP NO. G69586108                                            PAGE 2 OF 7 PAGES


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

                  MOUND FUND, LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]
6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              602,400
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               602,400

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  602,400

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  4.9%

14       Type of Reporting Person (See Instructions)

                  PN

CUSIP NO. G69586108                                            PAGE 3 OF 7 PAGES


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  GWA CAPITAL PARTNERS LLC


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              702,400
        Beneficially
          Owned By            8         Shared Voting Power
            Each                                0
         Reporting
           Person             9         Sole Dispositive Power
            With                               702,400

                              10        Shared Dispositive Power
                                                0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  702,400

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  5.7%

14       Type of Reporting Person (See Instructions)

                  IA;OO

CUSIP NO. G69586108                                            PAGE 4 OF 7 PAGES


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  GUY W. ADAMS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  UNITED STATES

         Number of            7          Sole Voting Power
           Shares                              702,400
        Beneficially
          Owned By            8         Shared Voting Power
            Each                                0
         Reporting
           Person             9         Sole Dispositive Power
            With                               702,400

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  702,400

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  5.7%

14       Type of Reporting Person (See Instructions)

                  IN;HC

CUSIP NO. G69586108                                            PAGE 5 OF 7 PAGES


     This Amendment No.2 to Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Peak International Limited, a Bermuda exempted company with limited liability (the "Issuer"). This Amendment No.2 supplementally amends the initial statement on Schedule 13D, filed September 30, 2005 by the Reporting Persons (as defined below).

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the Shares. The address of the principal executive office of the Issuer is 38507 Cherry Street, Unit G, Newark, CA 94560.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10Q, the number of Shares outstanding was 12,420,389 as of the close of business on February 7, 2006.

     (a) (i) Mound Fund, LP ("Mound") may be deemed to be the beneficial owner of 602,400 Shares, or 4.9% of the Shares outstanding.

          (ii) GWA Capital Partners LLC ("GWA Capital Partners") may be deemed to be the beneficial owner of 702,400 Shares, or 5.7% of the Shares outstanding.

          (iii) Mr. Guy W. Adams ("Mr. Adams") may be deemed to be the beneficial owner of 702,400 Shares, or 5.7% of the Shares outstanding.

     (b) (i) Mound may be deemed to have sole power to direct the voting and disposition of 602,400 Shares.

          (ii) GWA Capital Partners may be deemed to have sole power to direct the voting and disposition of 702,400 Shares held for the accounts of Mound and GWA Master Fund, L.P. ("GWA Master Fund"), with respect to which GWA Capital Partners serves as general partner, and GWA Investments LLC ("GWA Investments"), with respect to which GWA Capital Partners serves as managing member.

          (iii) Mr. Adams, in his capacity as managing member of GWA Capital Partners, may be deemed to have sole power to direct the voting and disposition of 702,400 Shares held for the accounts of Mound and GWA Master Fund, with respect to which GWA Capital Partners serves as general partner, and GWA Investments, with respect to which GWA Capital Partners serves as managing member.

     (c) Except as set forth in Annex A hereto, there have been no transactions effected with respect to the Shares by any of the Reporting Persons.

     (d)  None.

     (e)  Not applicable.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     May 16, 2006                 MOUND FUND, LP

                                       By:     GWA Capital Partners, LLC,
                                                   Its General Partner

                                       By:  /s/ Guy W. Adams
                                            ------------------------------------
                                            Name: Guy W. Adams
                                            Title: Managing Member


Date:     May 16, 2006                  GWA CAPITAL PARTNERS LLC


                                        By:  /s/ Guy W. Adams
                                            ------------------------------------
                                            Name: Guy W. Adams
                                            Title: Managing Member


Date:     May 16, 2006                 GUY W. ADAMS


                                          /s/ Guy W. Adams
                                       -----------------------------------------

                                                     ANNEX A


                                     RECENT TRANSACTIONS IN THE SECURITIES OF
                                             PEAK INTERNATIONAL LIMITED

                                 Date of              Nature of           Number of
                                                                                   -
FOR THE ACCOUNT OF             TRANSACTION           TRANSACTION          SECURITIES        PRICE PER SHARE
------------------             -----------           -----------        --------------      ---------------
Mound Fund, LP                March 29, 2006       Open Market Sale     20,000 Shares           $2.9650

Mound Fund, LP                March 31, 2006       Open Market Sale     25,000 Shares           $2.7466

Mound Fund, LP                April 11, 2006       Open Market Sale     22,600 Shares           $2.7333

Mound Fund, LP                April 13, 2006       Open Market Sale     15,400 Shares           $2.6905

Mound Fund, LP                April 18, 2006       Open Market Sale     11,000 Shares           $2.6511

Mound Fund, LP                April 19, 2006       Open Market Sale     11,500 Shares           $2.6500

Mound Fund, LP                April 20, 2006       Open Market Sale     10,000 Shares           $2.6635

Mound Fund, LP                 May 12, 2006        Open Market Sale     55,000 Shares           $3.1016

Mound Fund, LP                 May 15, 2006        Open Market Sale     16,400 Shares           $3.0860

Mound Fund, LP                 May 16, 2006        Open Market Sale     33,000 Shares           $3.0800
